Exhibit 99.4

CONSENT AGREEMENT

THIS AGREEMENT is made as of March 28, 2019

BETWEEN:

BELLATRIX EXPLORATION LTD., a corporation subsisting under the laws of the Province of Alberta (hereinafter referred to as the “Borrower”),

OF THE FIRST PART,

- and -

NATIONAL BANK OF CANADA,

ATB FINANCIAL (formerly ALBERTA TREASURY BRANCHES),

CANADIAN WESTERN BANK and

THE BANK OF NOVA SCOTIA

(hereinafter referred to collectively as the “Lenders” and individually as a “Lender”),

OF THE SECOND PART,

- and -

NATIONAL BANK OF CANADA, a Canadian chartered bank, as administration agent for the Majority Lenders (hereinafter referred to as the “Agent”),

OF THE THIRD PART.

WHEREAS the Borrower, the Agent and the Lenders are parties to the Credit Agreement;

AND WHEREAS the Borrower is proposing to complete the Recapitalization pursuant to the CBCA Proceedings;

AND WHEREAS in connection with the Recapitalization, the Agent, the Majority Lenders and the Swap Lenders have agreed to provide certain waivers and consents in respect of the Credit Agreement and the Hedge Agreements to which any Swap Lender is a party, subject to the terms and conditions set forth in this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

(a)	In this Agreement (including the recitals hereto), unless something in the subject matter or the context is inconsistent thereto:

(i)	“Agreement” means this consent agreement.

(ii)

“Alternative CBCA Outcome” means the CBCA Proceedings are terminated, discontinued or dismissed on or prior to the Outside Date without the Plan having been implemented and the CBCA Waiver Conditions are satisfied in connection therewith.

(iii)	“Blakes” means Blake, Cassels & Graydon LLP.

(iv)	“CBCA” means the Canada Business Corporations Act.

(v)	“CBCA Proceedings” means proceedings instituted in Court pursuant to the CBCA to effect the Recapitalization.

(vi)

“CBCA Waiver” means the waiver by the Agent, the Lenders and the Swap Lenders of any potential Event of Default under Section 11.1(f) of the Credit Agreement (including a rescission of any automatic acceleration in connection therewith), solely to the extent arising or resulting from the commencement and pursuit of the CBCA Proceedings and, for certainty, excludes the waiver of any Default or any Event of Default to the extent a Default or Event of Default would arise or result from the incurrence by the Borrower of the New Third Lien Notes or the granting by the Borrower of the Third Lien Security.

(vii)	“CBCA Waiver Conditions” means:

(A)

no fee, indemnity or other form of consideration is payable or has been paid to any of the Second Lien Creditors, the Unsecured Noteholders or the Convertible Debenture Holders except as explicitly contemplated in the Second Lien Consent, the Noteholder Support Agreement and the Convertible Debenture Support Agreement, respectively;

(B)

(i) except to the extent altered as permitted under this Agreement, the respective rights of each of the Agent, the Lenders and the other Secured Parties under the Credit Agreement and the other Loan Documents and the obligations of the Borrower and the Material Subsidiaries to the applicable Secured Parties under the Credit Agreement or any other Loan Document, in each case, have not been affected as a result of the occurrence of the events set forth in item (A) above, (ii) such rights and obligations remain (other than as a result of the passage of time) unchanged as a result of the pursuit by the Borrower of Recapitalization or the CBCA Proceedings, and (iii) except as has been irrevocably waived prior to such time, no Default or Event of Default has occurred and is continuing with respect thereto under the Credit Agreement or any other Loan Document;

(C)	there has been no amendment or alteration of any creditor’s rights under:

(i)	the Second Lien Documents or the Second Lien Notes, except in a manner that would not be prohibited under Section 9.2(cc) of the Credit Agreement;

(ii)	the Unsecured Notes or the Unsecured Note Indenture, except in a manner that would not be prohibited under Section 9.2(u) and Section 9.2(v) of the Credit Agreement; or

(iii)

the Convertible Debenture Indenture or the Outstanding Convertible Debentures, except in a manner that (x) would not be prohibited under Section 9.2(u) and Section 9.2(v) of the Credit Agreement and (y) could not reasonably be considered to cause the Outstanding Convertible Debentures not to constitute Convertible Debentures under the Credit Agreement; and

no default or event of default has occurred which is continuing under the Second Lien Documents or the Second Lien Notes, the Unsecured Notes or the Unsecured Note Indenture, or the Convertible Debenture Indenture or the Outstanding Convertible Debentures, respectively;

(D)

there has been no breach or default of any term, covenant, condition or agreement contained in Article 3 (other than a failure to meet the timeline set out in Section 3.2(a) thereof), Section 4.1(a)(ii) or Section 4.1(c) of this Agreement and expressed to be applicable to the Borrower or any Material Subsidiary and no representation or warranty made in Section 6.1 of this Agreement shall have proven untrue in any material respect as of the date when made that, if capable of being cured, was not cured within four (4) Banking Days after written notice of such failure or default;

(E)	no Event of Default (other than the Relevant Defaults) shall have occurred and be continuing; and

(F)

no direct or indirect payment has been made by the Borrower to any of the Unsecured Noteholders or the Convertible Debenture Holders on or in respect of the Unsecured Notes or the Outstanding Convertible Debentures, respectively, and no notice has been given by the Borrower to the Agent of its intention to make any such payment (it being acknowledged that the Borrower has advised the Agent that it does not intend to make any such payments), in each case, except (i) payments of interest in respect of the Unsecured Notes that are explicitly contemplated in the Noteholder Support Agreement and (ii) payment of professional fees incurred by the Unsecured Noteholders and the Convertible Debenture Holders in connection with the Recapitalization, provided that, for greater certainty, upon an Alternative CBCA Outcome, nothing herein shall prohibit payment of regularly scheduled interest on or in respect of the Unsecured Notes or the Outstanding Convertible Debentures to the extent such payments would not otherwise be prohibited under the Credit Agreement.

(viii)	“Consent Conditions” means the conditions set out in Article 4 of this Agreement.

(ix)	“Consent Fee” has the meaning given to it in Section 5.2.

(x)

“Consent Period” means the period commencing on the Effective Date and ending on the earliest of: (A) the date on which a Termination Notice is given by the Agent pursuant to this Agreement (or such later date as may be specified in such notice), (B) the Recapitalization Closing Date and (C) the Outside Date.

(xi)	“Consent Terms” means the representations, covenants and other terms and conditions set out in Article 3.

(xii)

“Convertible Debenture Support Agreement” means the support agreement dated March 28, 2019 among, inter alios, the Borrower, the Convertible Debenture Trustee and certain Convertible Debenture Holders (collectively, the “Supporting Convertible Debenture Holders”), in which, inter alia, the Supporting Convertible Debenture Holders agree to support the Recapitalization.

(xiii)

“Convertible Debenture Indenture” means the debenture indenture made as of August 9, 2016 between the Borrower and Computershare Trust Company of Canada (the “Convertible Debenture Trustee”) providing for the issuance by the Borrower of up to $57,500,000 of 6.75% Convertible Debentures, of which Convertible Debentures in the aggregate principal amount of $50,000,000 remain outstanding (the “Outstanding Convertible Debentures”).

(xiv)	“Convertible Debenture Holder” means any holder of any Outstanding Convertible Debentures.

(xv)	“Convertible Debenture Trustee” has the meaning given to it in the definition of “Convertible Debenture Indenture”.

(xvi)	“Court” means the Superior Court of Justice of the Province of Ontario.

(xvii)	“Credit Agreement” means the amended and restated credit agreement dated as of September 11, 2018 among the Borrower, the Lenders and the Agent.

(xviii)	“Effective Date” means the first date on which all of the conditions referred to in Section 5.1 of this Agreement have been satisfied or waived by the Majority Lenders.

(xix)	“Final Order” has the meaning attributed to it in the Noteholder Support Agreement.

(xx)	“Financial Advisor” has the meaning given to it in Section 7.7.

(xxi)	“Interim Order” has the meaning attributed to it in the Noteholder Support Agreement.

(xxii)	“New Third Lien Notes” has the meaning ascribed thereto in the Noteholder Support Agreement as at the date hereof.

(xxiii)

“Noteholder Support Agreement” means the support agreement dated March 28, 2019 among, inter alios, the Borrower, the Noteholder Trustee and certain Unsecured Noteholders (collectively, the “Supporting Noteholders”), in which, inter alia, the Supporting Noteholders agree to support the Recapitalization.

(xxiv)	“Noteholder Trustee” has the meaning given to it in the definition of “Unsecured Note Indenture”.

(xxv)	“Outside Date” means June 30, 2019, or such later date as may be agreed by the Agent and the Majority Lenders.

(xxvi)	“Plan” means the “CBCA Plan” under and as defined in the Noteholder Support Agreement as at the date hereof.

(xxvii)	“Recapitalization” means the “Transaction” under and as defined in the Noteholder Support Agreement as at the date hereof.

(xxviii)	“Recapitalization Closing Date” means the date on which the Plan is implemented.

(xxix)

“Relevant Defaults” means any Default or Event of Default under sections 11.1(f), 11.1(j), 11.1(l) or 11.1(p) of the Credit Agreement that is directly caused by the commencement or continuation of the CBCA Proceedings and the implementation of the Recapitalization.

(xxx)

“Second Lien Consent” means the fourth amendment, consent and waiver to note purchase agreement dated March 28, 2019 between the Borrower, the Second Lien Agent and the Second Lien Lenders, in which, inter alia, the Second Lien Agent and the Second Lien Lenders consent to and support the CBCA Proceedings and waive any Default or Event of Default under and as defined in the Second Lien Financing Agreement caused by the commencement or continuation of the CBCA Proceedings.

(xxxi)	“Secured Obligations” means, collectively, the Loan Indebtedness, the Secured Swap Obligations and the Cash Management Obligations.

(xxxii)	“Secured Parties” means, collectively, the Agent, the Lenders, the Swap Lenders and the Cash Manager, and “Secured Party” means any one of them.

(xxxiii)	“Termination Event” means the occurrence of any of the following:

(A)	any breach or default of any term, covenant, condition or agreement contained in this Agreement and expressed to be applicable to the Borrower or any Material Subsidiary;

(B)

any representation, warranty or acknowledgement of the Borrower or any Material Subsidiary made in this Agreement shall prove untrue in any material respect as of the date when made that, if capable of being cured, is not cured within four (4) Banking Days after written notice of such failure or default;

(C)	any of the Consent Conditions cease to be satisfied in all material respects;

(D)	an Event of Default (other than the Relevant Defaults);

(E)

any default under the Second Lien Consent, provided that if such default is cured or waived under the Second Lien Consent, without payment of any fee, penalty or other consideration in exchange therefor, it will be automatically cured under this Agreement and (i) any Termination Event resulting solely as a result of such default will also be waived and (ii) to the extent this Agreement or the consent hereunder was terminated solely as a result of such default under the Second Lien Consent and not from any other Termination Event hereunder, this Agreement and the consent provided hereunder shall be reinstated and continue in full force and effect; provided however that such waiver, cure or reinstatement will not affect any other Termination Event hereunder resulting from such action;

(F)

except in accordance with its terms in the case of an Alternative CBCA Outcome, the Noteholder Support Agreement or Convertible Debenture Support Agreement terminates or becomes void or otherwise unenforceable;

(G)	except in the case of an Alternative CBCA Outcome, the CBCA Proceedings are terminated, discontinued or dismissed; or

(H)

any direct or indirect payment is made by the Borrower to any of the Unsecured Noteholders or the Convertible Debenture Holders on or in respect of the Unsecured Notes or the Outstanding Convertible Debentures, respectively, or any notice is given by the Borrower to the Agent of its intention to make any such payment (it being acknowledged that the Borrower has advised the Agent that it does not intend to make any such payments), in each case, except (i) payments of interest in respect of the Unsecured Notes that are explicitly contemplated in the Noteholder Support Agreement and (ii) payment of professional fees incurred by the Unsecured Noteholders and the Convertible Debenture Holders in connection with the Recapitalization.

(xxxiv)	“Termination Notice” has the meaning given to it in Section 2.1(b).

(xxxv)

“Third Lien Intercreditor Agreement” means an intercreditor and priority agreement, or an amendment to the Intercreditor Agreement, to be entered into between the Borrower, the Agent, the Second Lien Agent and a representative for and on behalf of the holders of the New Third Lien Notes, which shall be in form and substance satisfactory to the Agent and the Lenders in all respects and which shall include, without limitation, a standstill period of no less than 90 days in respect of the First Lien Obligations (as defined in the Intercreditor Agreement) and 45 days in respect of the Second Lien Obligations, in each case, in addition to the Standstill Period under and as defined in the Intercreditor Agreement.

(xxxvi)	“Third Lien Security” mean Liens in favour of the holders of the New Third Lien Notes;

(xxxvii)

        “Unsecured Note Indenture” means the Indenture dated as of May 21, 2015 between the Borrower, as issuer, and U.S. National Association, as trustee (the “Noteholder Trustee”), providing for the issue of, initially, US$250,000,000 in aggregate principal amount of 8.5% senior notes due 2022 of which notes in the aggregate principal amount of US$145,765,000 remain outstanding as of the date hereof (the “Unsecured Notes”).

(xxxviii)	“Unsecured Noteholder” means any holder of Unsecured Notes.

(b)	All capitalized terms used but not otherwise defined herein shall have the same meanings given to them in the Credit Agreement.

(c)	This Agreement is a Loan Document executed pursuant to the Credit Agreement and shall be construed, administered and applied in accordance with the terms thereof.

1.2	Headings

The headings and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3	References

Except where the context otherwise requires, the words “hereto”, “herein”, “hereunder”, “herewith” and similar expressions and the term “Agreement” mean and refer to this Agreement. References to “Articles” and “Sections” are references to Articles and Sections of this Agreement, unless the context otherwise requires.

1.4	Number; Persons; Including

Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa, words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa and words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

ARTICLE 2

LIMITED WAIVER AND CONSENT

2.1	Limited Waiver and Consent

(a)

In reliance upon the representations, warranties, acknowledgements, and covenants of the Borrower contained in this Agreement, and subject to the limitations and other terms of this Agreement, the Agent, the Majority Lenders, and the Swap Lenders hereby:

(i)

consent to the CBCA Proceedings and, with effect during the Consent Period and subject to the terms of this Agreement, hereby waives the Relevant Defaults and the rights of the Agent, the Lenders and the Swap Lenders in respect of such Relevant Defaults, including all rights and effects arising out of or in connection with the Relevant Defaults under the Hedge Agreements to which any Swap Lender is a party. For greater certainty, such waiver shall cease and all of the rights of the Agent and the other Secured Parties arising out of or in connection with the Relevant

Defaults shall continue at the end of the Consent Period as if the foregoing consent, agreement and waiver had not been given, subject to Section 2.1(c) below; and

(ii)	upon the Recapitalization Closing Date and provided that the Consent Period has not terminated prior to such date, consents to:

(A)

the incurrence by the Borrower, in connection with the Recapitalization, of New Third Lien Notes in the aggregate principal amount up to U.S. $50,000,000, as Permitted Debt under the Credit Agreement; and

(B)	consent to the Third Lien Security as a Permitted Lien under the Credit Agreement if and for so long as such Third Lien Security shall be subject to the Third Lien Intercreditor Agreement.

(b)

If any Termination Event occurs and is continuing, the Agent may, and at the request of the Majority Lenders shall, terminate the Consent Period by giving written notice of such termination to the Borrower (a “Termination Notice”). The Agent may at any time, and at the request of the Majority Lenders shall (unconditionally or subject to any terms and conditions it may specify), revoke any Termination Notice by giving written notice of such revocation to the Borrower.

(c)

Upon the Recapitalization Closing Date and provided that the Consent Period has not terminated prior to such date, the Relevant Defaults shall be deemed to have been cured from and after such date, the Credit Agreement will continue to remain in effect and the Credit Facilities shall remain available to the Borrower in accordance with and subject to the terms of the Credit Agreement.

(d)	Notwithstanding the termination of the Consent Period, in the case of an Alternative CBCA Outcome, the CBCA Waiver shall continue.

ARTICLE 3

CONSENT TERMS

3.1	Reporting Covenants

During the Consent Period (in addition to the reporting covenants under the Credit Agreement), the Borrower will provide the Agent with the following:

(a)

within fifteen (15) days of the end of each calendar month, an updated cash flow projection consistent with the form of projection provided by the Borrower prior to the date hereof and otherwise in form satisfactory to the Majority Lenders, acting reasonably; and

(b)	prompt notice of (i) the occurrence of any Termination Event, (ii) the commencement, cessation or termination of any CBCA Proceedings or any order made in connection therewith, or (iii) the issuance by any court of any order under or in connection with any CBCA Proceedings, in each case with sufficient details of such event or development and any action taken or proposed to be taken in respect thereof.

Each notice delivered under paragraph (b)(i) of this Section 3.1 shall be accompanied by a statement of senior officer of the Borrower setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto, if applicable.

3.2	Other Acknowledgements, Agreements, Covenants and Consents of the Borrower

During the Consent Period (in addition to the agreements, covenants and consents of the Borrower and the Material Subsidiaries in the Credit Agreement), the Borrower acknowledges, covenants and agrees, subject to the terms and conditions set forth herein:

(a)	to use commercially reasonable efforts to achieve the following timeline (which timeline may be amended by agreement of the Borrower, the Agent and the Majority Lenders, each acting reasonably):

(i)	to file the application in the CBCA Proceedings by no later than April 18, 2019;

(ii)	obtain entry of the Interim Order by the Court by no later than April 18, 2019;

(iii)	the Plan shall have been approved by the Court pursuant to the Final Order by no later than June 12, 2019; and

(iv)	the Recapitalization shall have been implemented pursuant to the Plan on or prior to the Outside Date.

(b)

to provide initial draft copies of all motions or applications and other documents with respect to the Plan that the Borrower intends to file with the Court to Blakes at the same time to each and at least two (2) Banking Days prior to the date when the Borrower intends to file such documents (or, where circumstances make it impracticable to allow for two (2) Banking Days’ review, the Borrower shall provide with as much opportunity for review and comment as is reasonably practicable in the circumstances), and all such filings shall be consistent with the terms of this Agreement and the Noteholder Support Agreement and otherwise mutually acceptable to the Borrower, the Agent and the Majority Lenders, each acting reasonably; provided that, notwithstanding the foregoing, the Interim Order, the Final Order, the Plan, and any other order concerning or related to any of the foregoing shall be subject to any amendments that are required by the Court, provided that any such amendments are consistent with the terms of this Agreement and otherwise mutually acceptable to the Borrower, the Agent and the Majority Lenders, each acting reasonably;

(c)

to promptly notify the Agent, at the same time, of any proposal in respect of any Superior Proposal (as defined in each of the Noteholder Support Agreement and the Convertible Debenture Support Agreement) of which it is or becomes aware or any request for discussions or negotiations with respect to a potential Superior Proposal (as defined in each of the Noteholder Support Agreement and the Convertible Debenture Support Agreement);

(d)

to pay the reasonable and documented fees and expenses of the Agent, Blakes and the Financial Advisor arising on or prior to the end of the Consent Period, on a regular and continuing basis promptly against receipt of reasonably detailed invoices therefor;

(e)	to promptly notify the Agent of any claims threatened or brought against it which may impede or delay the consummation of the Recapitalization or the Plan;

(f)

to promptly notify the Agent and Blakes of any material change in any of the material information provided in writing by or on behalf of any of the Borrower or any Material Subsidiary to the Agent, the Lenders, Blakes or the Financial Advisor pursuant to this Agreement, or otherwise in connection with the Recapitalization or the Plan; and

(g)

to provide, upon reasonable request and with reasonable prior notice, the Agent, the Financial Advisor and Blakes, with reasonable access to the Borrower’s advisors and key personnel for information or documents (subject to confidentiality restrictions) in connection with the Recapitalization.

3.3	Provision Regarding Consent and Support Agreements

The Borrower will not:

(a)

amend, modify, replace, terminate, repudiate any representation, covenant or other term or condition in, or disclaim or waive any of its material rights under or in respect of, the Second Lien Consent, the Noteholder Support Agreement or the Convertible Debenture Support Agreement, in each case, in any manner adverse to the interests of the Secured Parties; or

(b)

pay, or cause to be paid, any fee, indemnity or other form of consideration to any of the Second Lien Creditors, the Unsecured Noteholders or the Convertible Debenture Holders except as explicitly contemplated in the Second Lien Consent, the Noteholder Support Agreement or the Convertible Debenture Support Agreement, respectively, as at the date hereof, in each case, without the prior written consent of the Majority Lenders, and the Borrower shall diligently pursue and enforce its rights under the Second Lien Consent, the Noteholder Support Agreement and the Convertible Debenture Support Agreement, except in each case as may be agreed in writing by the Majority Lenders.

3.4	Use of Proceeds of Loans

The Borrower covenants and agrees that, during the Consent Period, proceeds of any Loans shall not be used to fund any direct or indirect payments to any Unsecured Noteholder in respect of the Unsecured Notes or to any Convertible Debenture Holder in respect of the Outstanding Convertible Debentures provided that the Borrower shall be permitted to use proceeds of Loans to (a) make payments of interest in respect of the Unsecured Notes that are explicitly contemplated in the Noteholder Support Agreement and (b) to pay professional fees incurred by the Unsecured Noteholders and the Convertible Debenture Holders in connection with the Recapitalization.

3.5	Additional Documentation

The Borrower shall deliver, or cause to be delivered, to the Agent and the Lenders such other documentation relating to the Recapitalization, the Plan, the Second Lien Consent, the Noteholder Support Agreement, the Convertible Debenture Support Agreement or the CBCA Proceedings as may be reasonably requested by the Agent or the Majority Lenders.

ARTICLE 4

CONSENT CONDITIONS

4.1	Continuing Conditions of Consent

The consents, agreements and waivers of the Agent, the Majority Lenders and the Swap Lenders and the Cash Manager set out in Section 2.1(a) of this Agreement are subject to the following conditions:

(a)	at all times during the Consent Period:

(i)

pursuant to the Noteholder Support Agreement, the Convertible Debenture Support Agreement or a court-ordered stay, and in the case of a court-ordered stay, such stay is upon terms satisfactory to the Majority Lenders, acting reasonably, the Unsecured Noteholders and the Convertible Debenture Holders (or, in each case, a sufficient proportion thereof) and the Trustee are prevented from exercising the right (contingent or otherwise) to cause the Unsecured Notes or the Convertible Debentures, as applicable, to become due or to be repurchased, prepaid, defeased or redeemed, or to cause to be made or received an offer to repurchase, prepay, defease or redeem the Unsecured Notes or the Convertible Debentures, as applicable, prior to their stated maturity, in each case to the extent such right arises or results from the commencement and pursuit of the CBCA Proceedings or the transactions contemplated by the Recapitalization or the failure to make interests payments when due;

(ii)

the Secured Parties must be “unaffected creditors” for the purposes of such CBCA Proceedings and, without limiting the generality of the foregoing, none of the rights of any of the Secured Parties under any of the Loan Documents, the Hedge Agreements to which any Swap Lender is a party, or the Cash Management Documents are subject to a court-ordered stay which prevents such Secured Party from exercising any such rights;

(iii)

the Plan and any court order or other binding order issued by the Court in the CBCA Proceedings, including the Interim Order and the Final Order, shall each be in form and substance satisfactory to the Majority Lenders, acting reasonably and shall not be amended, supplemented or otherwise modified except with the prior written consent of the Agent and the Majority Lenders;

(b)	the Borrower shall have complied in all material respects with each covenant and obligation in this Agreement that is to be performed by it;

(c)

there shall not be in effect any preliminary or final decision, order or decree by a Governmental Authority, no application shall have been made by the Borrower or any Affiliate of the Borrower to any Governmental Authority, and no action or investigation shall have been announced, threatened or commenced by any Governmental Authority, in consequence of or in connection with the Recapitalization that restrains or prohibits (or if granted could reasonably be expected to restrain or inhibit) the Recapitalization or any material part thereof or requires or purports to require a material variation of the Recapitalization;

(d)	the Recapitalization shall be subject to the satisfaction of the following conditions prior to or at the Recapitalization Closing Date:

(i)

the Plan, in form and substance acceptable to the Borrower, Agent and the Majority Lenders, each acting reasonably, shall have been approved by (A) the Court; and (B) the requisite majority of affected securityholders as and to the extent required by the Court and the CBCA;

(ii)

the Final Order shall have been entered by the Court and, unless such condition has been waived under the Noteholder Support Agreement and the Convertible Debenture Support Agreement, shall not be subject to pending appeal;

(iii)

all required stakeholder, regulatory, Court approvals, consents, waivers and filings required to be made by the Borrower shall have been obtained or made, as applicable, on terms satisfactory to the Borrower, the Agent and the Majority Lenders, each acting reasonably, and copies of any and all such approvals, consents and/or waivers shall have been provided to the Agent; and

(iv)	the Recapitalization Closing Date shall occur on or before the Outside Date.

ARTICLE 5

CONDITIONS PRECEDENT

5.1	Conditions Precedent to Effectiveness

This Agreement shall become effective on the date upon which the following conditions have been satisfied (or waived in writing by the Majority Lenders):

(a)	the Agent shall have received an executed copy of this Agreement, signed by the Borrower and each other party hereto;

(b)

the Agent shall have received an executed copy of the Second Lien Consent (including all schedules thereto), in form and substance satisfactory to the Agent and Majority Lenders, signed by each party thereto (subject to any redactions for confidential information in respect of individual fund names and individual fund holdings);

(c)

the Agent shall have received an executed copy of the Noteholder Support Agreement (including all schedules thereto), in form and substance reasonably satisfactory to the Agent and the Majority Lenders, signed by each party thereto (subject to any redactions for confidential information in respect of individual fund names and individual fund holdings);

(d)

the Agent shall have received an executed copy of the Convertible Debenture Support Agreement (including all schedules thereto), in form and substance satisfactory to the Agent and the Majority Lenders, signed by each party thereto (subject to any redactions for confidential information in respect of individual fund names and individual fund holdings);

(e)	the Agent shall have received a written certification of a senior officer of the Borrower that no Default or Event of Default has occurred and is continuing (other than the Relevant Defaults); and

(f)

the Agent shall have received all fees (including, without limitation, the Consent Fee) and expenses due and payable to the Agent, the Lenders, the Financial Advisor and Blakes (for which an invoice has been issued not later than one (1) Banking Day prior to the execution of this Agreement).

5.2	Consent Fee

On or prior to the Effective Date, the Borrower shall pay to the Agent, for and on behalf of the Lenders which have executed this Agreement, a consent fee in an amount equal to [redacted] bps of their aggregate Commitments (the “Consent Fee”).

ARTICLE 6

REPRESENTATIONS AND WARRANTIES

6.1	Representations and Warranties

In order to induce the Agent, the Majority Lenders and the Swap Lenders to enter into this Agreement and to provide the waivers, consents and other accommodations as provided for herein, the Borrower makes the following representations and warranties to the Agent, the Lenders and the Swap Lenders, all of which shall survive the execution and delivery of this Agreement:

(a)

Corporate Power and Authority; Enforceability. The Borrower has the corporate or other organizational power and authority to execute, deliver and carry out the terms and provisions of this Agreement and has taken all necessary corporate or other organizational action to authorize the execution and delivery of this Agreement and the performance by it of its obligations under the Credit Agreement. The Borrower has duly executed and delivered this Agreement, and each of this Agreement and the Credit Agreement constitutes the legal, valid and binding obligation of the Borrower enforceable in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization and other similar laws relating to or affecting creditors’ rights generally and general principles of equity (whether considered in a proceeding in equity or law).

(b)

No Violation. None of the execution, delivery by the Borrower of this Agreement, the performance by the Borrower of this Agreement or the Credit Agreement, or the compliance with the terms and provisions thereof will (i) contravene any applicable Law except to the extent such contravention would not reasonably be expected to result in a Material Adverse Effect, (ii) result in any breach of any of the terms, covenants, conditions or provisions of, or constitute a default under, or result in the creation or imposition of (or the obligation to create or impose) any Lien upon any of the property or assets of the Borrower (other than Permitted Liens) pursuant to the terms of any indenture, loan agreement, lease agreement, mortgage, deed of trust, debentures or other instrument to which the Borrower is a party or by which it or any of its property or assets is bound except to the extent such breach, default or Lien that would not reasonably be expected to result in a Material Adverse Effect or (iii) violate any provision of the certificate of incorporation, by-laws or other organizational documents of the Borrower.

(c)

Governmental Approvals. Except for any filings required to be made with the Court in respect of the CBCA Proceedings, the execution and delivery of this Agreement and the performance of this Agreement and the Credit Agreement do not require any consent or approval of, registration or filing with, or other action by, any Governmental Authority, except for (i) such as have been obtained or made and are in full force and effect, (ii) filings and recordings in respect of the Liens created pursuant to the Security Documents and (iii) such consents, approvals, registrations, filings or actions the failure of which to obtain or make would not reasonably be expected to have a Material Adverse Effect.

(d)	No Default. Other than the Relevant Defaults, no Default or Event of Default has occurred or is continuing as of the Effective Date.

(e)

Bringdown of Representations. The representations and warranties set forth in Section 8.1 of the Credit Agreement and in the other Loan Documents are true and correct in all respects with the same effect as though made on and as of the Effective Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects as of such earlier date, except to the extent that any representation or warranty is not true or correct solely because of the Relevant Defaults; provided that the commencement and continuation of the CBCA Proceedings shall not be construed as constituting a Material Adverse Effect.

(f)	Consent Conditions. All of the Consent Conditions in Section 4.1 are satisfied as of the Effective Date.

(g)

Financial Information. All historical financial information that has been provided in writing or made available in writing to the Agent, the Lenders, their respective Affiliates or the Financial Advisor by the Borrower, has been prepared in good faith (and in the case of any pro forma financial statements forming part of such financial information, in accordance with reasonable and disclosed assumptions) and fairly reflects in all material respects as of the dates thereof, its financial condition and the results of its operations.

ARTICLE 7

MISCELLANEOUS

7.1	Release of Secured Parties

In consideration of, among other things, the Agent’s, the Lenders’ and the Swap Lenders’ execution and delivery of this Agreement, the Borrower, on behalf of itself and its agents, representatives, officers, directors, shareholders, advisors, employees, subsidiaries, affiliates, successors and assigns (collectively, the “Releasors”), hereby forever waives, releases and discharges, to the fullest extent permitted by applicable Law, each Releasee from any and all claims (including, without limitation, crossclaims, counterclaims, claims of lender liability, rights of set-off and recoupment), actions, causes of action, suits, debts, accounts, interests, liens, promises, warranties, damages and consequential damages, demands, judgments, executions, costs, expenses or claims whatsoever (collectively, the “Claims”), that such Releasor now has or hereafter may have of whatsoever nature and kind, whether known or known, whether arising at law or in equity, against any or all of the Agent, the Lenders, the Swap Lenders, or the Cash Manager in any capacity and their respective affiliates, subsidiaries, shareholders and “controlling persons” (within the meaning of any applicable Law), and their respective successors and assigns and each and all of the officers, directors, employees, agents, attorneys and other representatives of each of the foregoing (collectively, the “Releasees”), in each case based in whole or in part on facts, whether or not now known, existing before the date hereof, that relate to, arise out of or otherwise are in connection with:

(a)	any or all of the Secured Obligations, Loan Documents, transactions contemplated hereby or any actions or omissions in connection therewith;

(b)

any aspect of the dealings or relationships between or among the Borrower, on the one hand, and any or all of the Agent, the Lenders, the Swap Lenders or the Cash Manager, on the other hand, relating to any or all of the indebtedness, documents, transactions, actions or omissions referenced in clause (i) hereof; or

(c)

any aspect of the dealings or relationships between or among any or all of the Agent and the Lenders, on the one hand, and the Lenders and the Swap Lenders, on the other hand, to the extent such dealings or relationships relate to any or all of the indebtedness, documents, transactions, actions or omissions referenced in clause (i) hereof, and the Borrower is not aware of any such Claims against any of the Releasees. The entering into of this Agreement by the Borrower shall constitute ratification, adoption, and confirmation by it of the foregoing general release of such Claims against the Releasees that are based in whole or in part on facts, whether or not now known or unknown. In entering into this Agreement, the Borrower consulted with, and has been represented by, legal counsel and expressly disclaims any reliance on any representations, actions or omissions by any of the Releasees and hereby agrees and acknowledges that the validity and effectiveness of the releases set forth above do not depend in any way on any such representations, acts and/or omissions or the accuracy, completeness or validity hereof. The Borrower, on behalf of itself and all other Releasors, hereby absolutely, unconditionally, and irrevocably, covenants and agreed with and in favour of each Releasee that it will not sue (at law, in equity, in any regulatory proceeding or otherwise), and it will not encourage or support, directly or indirectly, any other Releasor or other person in suing, or commencing any proceedings or exercising or purporting to exercise rights or remedies against, any Releasee on the basis of any Claim released, remised and discharged by the Borrower hereunder. The provisions of this Section 7.1 shall survive the termination of this Agreement, the Credit Agreement and the other Loan Documents, and payment in full of the Secured Obligations. Notwithstanding the foregoing, the foregoing releases and covenants not to sue shall not apply, as to any Releasee, to any Claim which is determined by a court of competent jurisdiction, in a final and non-appealable judgment, to have resulted from the gross negligence, wilful misconduct, or breach of this Agreement of or by such Releasee.

7.2	Ratification and Effect on the Loan Documents.

Except as specifically amended pursuant to the terms hereof, the Credit Agreement and all other Loan Documents are and shall be in full force and effect. Each of the Loan Documents, including the Credit Agreement, and any and all other agreements, documents or instruments now or hereafter executed and/or delivered pursuant to the terms hereof or pursuant to the terms of the Credit Agreement as amended hereby, are hereby amended so that any reference in such Loan Documents to the Credit Agreement, whether direct or indirect, shall mean a reference to the

Credit Agreement as amended hereby. Except as expressly set forth herein, this Agreement shall not by implication or otherwise limit, impair, constitute a waiver of or otherwise affect the rights and remedies of the Secured Parties or the under the Credit Agreement or any other Loan Document, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other provision of the Credit Agreement or of any other Loan Document, all of which are ratified and affirmed in all respects and shall continue in full force and effect. Nothing herein shall be deemed to entitle the Borrower to receive consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other Loan Document in similar or different circumstances.

7.3	Tolling

As of the date hereof and continuing until fourteen (14) days following the Outside Date, and whether or not demand for payment or a notice of intention to enforce security has previously been delivered by the Agent or the Lenders to the Borrower, the parties hereto hereby agree to toll and suspend the running of the applicable statutes of limitations, laches or other doctrines related to the passage of time in relation to the Secured Obligations, the Loan Documents (including the Security), and any rights, remedies or benefits arising from the Loan Documents and any other related matters, and each of the parties hereto confirms that this Agreement is intended to be an agreement to suspend the limitation period provided by Section 3(1)(a) of the Limitations Act (Alberta), as well as the limitation period provided by Section 3(1)(b) of the Limitations Act (Alberta), in accordance with the provisions of Section 7(1) of the Limitations Act (Alberta), and any contractual time limitation on the commencement of proceedings, any claims or defences based upon any applicable statute of limitations, or any time related doctrine including waiver, acquiescence or laches.

7.4	Enforcement

If one of (a) either (i) the Recapitalization Closing Date has not occurred or (ii) an Alternative CBCA Outcome has not occurred, in each case, on or prior to the Outside Date, or (b) a Termination Event has occurred and a Termination Notice has been given in accordance with Section 2.1(a)(ii), in each case, the agreements, consents and waivers of the Agent, the Majority Lenders and the other Secured Parties in Section 2.1(a) shall terminate (and, for greater certainty, the rights of the Secured Parties arising in respect of the Relevant Defaults shall continue as if such agreements, consents and waivers had not be given), and the Agent and each other Secured Party may, if entitled to pursuant to and in accordance with the Credit Agreement or any other Loan Documents, commence or continue with any legal or other realization proceedings to enforce the Loan Documents (or any of them) or accelerate payment of the Secured Obligations (including without limitation, pursuant to section 11.2 of the Credit Agreement).

7.5	Continuation of Normal Borrowing Base and Extension Processes

Notwithstanding anything in this Agreement, the Second Lien Consent, the Noteholder Support Agreement or the Convertible Debenture Support Agreement, the parties hereto acknowledge and agree that (a) no Lender has advised the Agent or the Borrower, in writing or otherwise, of any decision with respect to whether such Lender will agree to extend the Term Out Date pursuant to the Credit Agreement, (b) no Lender has completed any re-determination of the Borrowing Base under and pursuant to the Credit Agreement in connection with the Borrowing Base Date set for May 31, 2019, (c) the Agent and the Lenders provide no assurances under this Agreement with respect to its respective processes for making decisions with respect to either extending the Term Out Date or re-determining the Borrowing Base, in each case, under and pursuant to the Credit Agreement. The consent provided by the Majority Lenders herein is not, and should not be interpreted as any commitment to extend the Term Out Date or otherwise facilitate or support the Recapitalization except for the consent expressly provided herein. For greater certainty, the Lenders hereby confirm that during the Consent Period they shall continue to provide the Borrower with access to the Credit Facilities in accordance with the terms of the Credit Agreement, as such terms are amended, modified, supplemented, replaced, waived or suspended pursuant to this Agreement.

7.6	New Third Lien Notes

The parties hereto agree that, in connection with the issuance by the Borrower of any New Third Lien Notes, they shall effect amendments to the Credit Agreement to the extent necessary to permit and reflect the issuance by the Borrower of New Third Lien Notes and the granting by the Borrower of the Third Lien Security which shall generally be consistent with the provisions of the Credit Agreement relating to the Second Lien Notes, the Second Lien Security and the Second Lien Documents, mutatis mutandis.

7.7	Financial Advisor

The Borrower acknowledges that FTI Consulting Canada Inc. has been engaged by Blakes as a financial advisor (the “Financial Advisor”) to provide certain financial advisory and consulting services in relation to its representation of the Agent and the Lenders to assist Blakes in providing legal advice to the Agent and the Lenders in matters related to the Credit Agreement as contemplated in the engagement letter with the Financial Advisor dated March 11, 2019 (the “Engagement Letter”). The Borrower shall give reasonably required access to the Lenders and/or the Financial Advisor to its management, properties, projects, systems and books and records and will pay for the reasonable fees and disbursements of the Financial Advisor in accordance with the Engagement Letter.

7.8	Whole Agreement

The Credit Agreement, as amended by this Agreement, together with the other Loan Documents, constitute the whole and entire agreement between the parties and cancels and supersedes any prior agreements, undertakings, declarations and representations, written or verbal, in respect of the subject matter of the Credit Agreement and the other Loan Documents.

7.9	Further Assurances

The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

7.10	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. For certainty, nothing in this Agreement (including without limitation, that the Plan will be filed at, and the CBCA Proceedings will take place in, Court) shall be construed to have caused the parties hereto (or any of them) to have submitted to the jurisdiction of the courts of the Province of Ontario for purposes of any matters relating to the Credit Agreement or any other Loan Document; for further certainty, section 1.3 of the Credit Agreement shall remain in full force and effect, unamended, and the parties submit to the non-exclusive jurisdiction of the courts of the Province of Alberta for purposes of all matters relating to the Credit Agreement or any other Loan Document, without prejudice to the rights of the parties to take proceedings in any other jurisdiction.

7.11	Enurement

This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

7.12	Time of the Essence

Time shall be of the essence of this Agreement.

7.13	Counterpart Execution

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts (including by facsimile, pdf or other electronic communication), each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

BELLATRIX EXPLORATION LTD., as Borrower

Per:	[Signed]
Name:
Title:

[Signature Page to Consent Agreement (Bellatrix)]

NATIONAL BANK OF CANADA, as Agent

Per:	[Signed]
Name:
Title:

Per:	[Signed]
Name:
Title:

[Signature Page to Consent Agreement (Bellatrix)]

NATIONAL BANK OF CANADA, as Lender and as Swap Lender

Per:	[Signed]
Name:
Title:

Per:	[Signed]
Name:
Title:

[Signature Page to Consent Agreement (Bellatrix)]

ATB FINANCIAL, as Lender and as Swap Lender

Per:	[Signed]
Name:
Title:

Per:	[Signed]
Name:
Title:

[Signature Page to Consent Agreement (Bellatrix)]

CANADIAN WESTERN BANK, as Lender

Per:	[Signed]
Name:
Title:

Per:	[Signed]
Name:
Title:

[Signature Page to Consent Agreement (Bellatrix)]

THE BANK OF NOVA SCOTIA, as Lender

Per:	[Signed]
Name:
Title:

Per:	[Signed]
Name:
Title:

[Signature Page to Consent Agreement (Bellatrix)]